Filed by BB&T Corporation
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                                                  Commission File No.: 001-10853
                                               Subject Company: BB&T Corporation

                                      BB&T
                                      and
                                   FCNB Corp
                                 Frederick, MD
                          Expanding a Great Franchise
                              Analyst Presentation
                                 July 27, 2000

Forward-Looking Information

BB&T has made forward-looking statements in the accompanying analyst presentation materials that are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of the management of BB&T, and on the information available to management at the time the analyst presentation materials were prepared. In particular, the analyst materials in this report include statements regarding estimated earnings per share of BB&T on a stand alone basis, expected cost savings from the merger, estimated restructuring charges relating to the merger, estimated increases in FCNB Corp's fee income ratio and net interest margin, the anticipated accretive effect of the merger, and BB&T's anticipated performance in future periods. With respect to estimated cost savings and restructuring charges, BB&T has made assumptions about, among other things, the extent of operational overlap between BB&T and FCNB Corp, the amount of general and administrative expense consolidation, costs relating to converting FCNB Corp's bank operations and data processing to BB&T's systems, the size of anticipated reductions in fixed labor costs, the amount of severance expenses, the extent of the charges that may be necessary to align the companies' respective accounting reserve policies, and the cost related to the merger. The realization of cost savings and the amount of restructuring charges are subject to the risk that the foregoing assumptions are inaccurate.

Any statements in the accompanying exhibit regarding the anticipated accretive effect of the merger and BB&T's anticipated performance in future periods are subject to risks relating to, among other things, the following possibilities:
(1) expected cost savings from this merger or other previously announced mergers may not be fully realized or realized within the expected time frame; (2) deposit attrition, customer loss or revenue loss following proposed mergers may be greater than expected; (3) competitive pressure among depository and other financial institutions may increase significantly; (4) costs or difficulties related to the integration of the businesses of BB&T and its merger partners, including FCNB Corp, may be greater than expected; (5) changes in the interest rate environment may reduce margins; (6) general economic or business conditions, either nationally or regionally, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality, or a reduced demand for credit; (7) legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which BB&T and FCNB Corp are engaged; (8) adverse changes may occur in the securities markets; and (9) competitors of BB&T and FCNB Corp may have greater financial resources and develop products that enable such competitors to compete more successfully than BB&T and FCNB Corp.

BB&T believes these forward-looking statements are reasonable; however, undue reliance should not be placed on such forward-looking statements, which are based on current expectations. Such statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results and shareholder value of BB&T following completion of the merger may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond management's ability to control or predict.

The analyst package as originally distributed on July 27, 2000 omitted the following disclosure which is being made in accordance with Rule 165 of the Securities and Exchange Commission.

The foregoing may be deemed to be offering materials of BB&T Corporation in connection with BB&T's proposed acquisition of FCNB Corp ("FCNB") of Frederick, Maryland, on the terms and subject to the conditions in the Agreement and Plan of Reorganization, dated July 26, 2000, between BB&T and FCNB. This filing is being made in connection with Regulation of Takeovers and Security Holder Communications (Release Nos. 33-7760 and 34-42055) adopted by the Securities and Exchange Commission ("SEC").

         Shareholders of FCNB and other investors are urged to read the proxy statement/prospectus that will be included in the registration statement on Form S-4, which BB&T will file with the SEC in connection with the proposed merger because it will contain important information about BB&T, FCNB, the merger, the persons soliciting proxies in the merger and their interests in the merger and related matters. After it is filed with the SEC, the proxy statement/prospectus will be available for free, both on the SEC's web site (http://www.sec.gov) and from FCNB and BB&T as follows:

FCNB Corp                                    Shareholder Reporting
7200 FCNB Court                              BB&T Corporation
Fredrick, Maryland 21703                     Post Office Box 1290
(301) 662-2191                               Winston-Salem, North Carolina 27102
                                             Phone: (336) 733-3021


         In addition to the proposed registration statement and proxy statement/prospectus, BB&T and FCNB file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by either company at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. BB&T's and FCNB's filings with the SEC are also available to the public from commercial document-retrieval services and on the SEC's web site at http://www.sec.gov.

Outline

-  Background and transaction terms
-  Financial data
-  Rationale and strategic objectives
-  Investment criteria
-  Summary

                             BB&T Corporation (BBT)

-        $55.2 billion financial holding company*
- 831 branch locations in NC, SC, VA, GA, MD, WV, KY, and the District of Columbia*


                                         For 3 months
                                        ended 6/30/00**
                                        ---------------

-        ROA                                  1.62%
-        Cash Basis ROA                       1.76%
-        ROE                                 21.33%
-        Cash Basis ROE                      27.57%
-        Cash Basis Efficiency Ratio         50.23%

* Includes the acquisition of One Valley Bancorp, Inc. on July 6, 2000 ** Recurring earnings

                                FCNB Corp (FCNB)

-        $1.6 billion bank holding company
-        31 banking offices in Maryland
-        2 banking offices in DC
-        1 banking office in Virginia

                                     For 3 months
                                     ended 6/30/00
                                     -------------
-        ROA                              0.92%
-        Cash Basis ROA                   0.95%
-        ROE                             16.45%
-        Cash Basis ROE                  17.08%
-        Cash Basis Efficiency Ratio     67.75%

                            Pro Forma Company Profile

-        Size:           $56.8 billion in assets
                         $10.3 billion in market capitalization

-        Offices:        NC:  336
                         VA:  152
                         GA:  102
                         SC:   90
                         WV:   84
                         MD:   83
                         KY:   10
                         DC:    8
                        ----------
                        Total 865

Data as of July 21, 2000.

                            Terms of the Transaction

                            Terms of the Transaction

-        Purchase price:        $18.125 per share*
-        Aggregate value:       $226.5 million*
-        Consideration:         Fixed exchange ratio of .725 of a share of BB&T
                                common stock for each FCNB share
-        Structure:             Tax-free exchange of stock equal to
                                100% of purchase price
-        Accounting treatment:  Transaction will be accounted for as a pooling-of-interests
-        Lock-up provision:     Stock option agreement
-        Expected closing:      First quarter 2001

* Based on BB&T's closing stock price of $25.00 as of 07/26/00.

                                     Pricing

-        Purchase Price                        $18.125
-        Premium/market                         (8.8)%*
-        Price/6-30-00 stated book               2.43x
-        Price/LTM EPS                          19.5x
-        Price/LTM Core EPS                     15.4x
-        BB&T shares issued                      9.1 million**

*  Based on FCNB's closing stock price of $19.875 as of 07/26/00.
** BB&T shares issued based on FCNB shares outstanding adjusted for stock options.

                            Acquisition Comparables*

                 Acquisitions Announced since February 1, 2000
              with Deal Values between $100 Million and $2 Billion


                                                          Seller              Deal                                 Deal/Pr  Deal Pr/
                                                Date      Total     Deal     Value/   Deal Pr/    Deal   Deal/Pr    LTM     LTM Core
      Buyer                 Seller           Announced    Assets    Value    Assets   Stock Pr   Pr/Bk    Tg Bk     EPS       EPS
      -----                 ------           ---------    ------    -----    ------   --------   -----   -------   -------    ----
                                                           ($M)      ($M)     (%)       (%)       (%)      (%)      (x)        (x)
Wells Fargo & Company    First Commerce
  & Company                Bancshares Inc.    2/2/2000   2,545.6     479.7    18.8      8.9      191.7   197.2      16.2      18.3
BB&T Corporation         One Valley
                           Bancorp Inc.       2/7/2000   6,413.0   1,202.2    18.8     30.1      211.4   232.5      15.1      15.4
Huntington               Empire Banc
  Bancshares Inc.          Corporation        2/7/2000     505.9     138.7    27.4     39.5      304.0   306.1      19.8      25.9
BancorpSouth Inc         First United
                           Bancshares Inc.   4/17/2000   2,666.0     455.7    17.1     42.6      175.3   186.7      13.6      13.7
M&T Bank Corporation     Keystone Financial
                           Inc.              5/17/2000   7,012.3   1,026.7    14.6     33.4      184.5   204.0      21.2      12.5
U.S. Bancorp             Scripps Financial
                           Corporation       6/27/2000     643.3     155.2    24.1     29.5      325.6   325.6      32.9      32.4


Maximum                                                  7,012.3   1,202.2    27.4     42.6      325.6   325.6      32.9      32.4
Minimum                                                    505.9     138.7    14.6      8.9      175.3   186.7      13.6      12.5
Average                                                  3,297.7     576.4    20.1     30.7      232.1   242.0      19.8      19.7
Median                                                   2,605.8     467.7    18.8     31.7      201.6   218.3      18.0      16.8


Deal Price: $18.125
BB&T Corp                FCNB Corp                       1,593.1     226.5    14.2     (8.8)     243.3   259.7      19.5      15.4

Over/(Under) Average Comparables                                    (349.8)   (5.9)   (39.5)      11.2    17.7      (0.3)     (4.3)


* Source for Acquisition Comparables: SNL Securities

                                                                              10


                                BB&T Comparables

 Average Comparable Multiples for All BB&T Deals Announce since January 1, 1999

BB&T's

                                          BB&T's                                                                  Deal Pr/  Deal Pr/
                                        Stock Price   Deal Value    Deal Value/   Deal Pr/     Deal     Deal Pr/    LTM     LTM Core
                                         At Annc.     in Millions     Assets      Stock Pr     Pr/Bk     Tg Bk      EPS       EPS
                                         --------     -----------     ------      --------     -----     -----      ---       ---
                                                          ($)           (%)         (%)         (%)       (%)       (x)       (x)


Average based on original deal price    $   35.12          390.6         27.1       32.1       277.9     304.4      22.8      22.1

Average of individual deals based
  on adjusted deal price                                   300.5         19.4       22.4       197.3     215.6      16.2      15.6
                                                                                                                              ----


BB&T Corp/FCNB                                             266.5         14.2       (8.8)      243.3     259.7      19.5      15.4
                                                                                                                              ----

Over/(Under) Average Adjusted
  Comparables                                              (74.0)        (5.2)     (31.2)       46.0      44.1       3.3      (0.3)


                                                                              11

                                 Financial Data

                                Financial Summary

For Quarter Ended:                  6/30/00          6/30/00
                                     BB&T*            FCNB
                                    -------          -------
ROA                                  1.62%            0.92%
ROE                                 21.33            16.45
Net interest margin (FTE)            4.22             3.54
CB Efficiency ratio                 50.23            67.75
Net charge-offs                       .22              .09
Reserve/NPLs                       384.28           117.76
NPAs/assets                           .29              .59

* Recurring earnings

                                Capital Strength

                                 BB&T        FCNB
                              (6/30/00)   (6/30/00)
                              ---------   ---------
Equity/assets                    7.6%        5.6%
Leverage capital ratio           7.1%        8.4%
Total risk-based capital        12.7%       12.2%

                            Rationale for Acquisition

- BB&T has an announced strategy to pursue in-market (Carolinas/Virginia/West Virginia/DC/Maryland/Georgia) and contiguous state acquisitions of high quality banks and thrifts in the $250 million to $10 billion range. The acquisition of FCNB Corp is consistent with this strategy.
- This acquisition is very consistent with past acquisitions which we have successfully executed, i.e. it fits our model.

                              Strategic Objectives

The key strategic objectives achieved in this acquisition:
- Enhances franchise value with an additional $1.6 billion in assets in Central Maryland and Metro DC and an increased market presence in Central Maryland - Carroll, Frederick and Howard counties.
-   Improves efficiency
    - 35.0% annual cost savings fully realized in the first 12 months of operations following conversion.
- Supplements FCNB's strong banking franchise with BB&T's stronger fee income product lines (such as Investment Sales, Capital Markets Activities and Cash Management Services).
- Increases product and market penetration through the use of BB&T's world standard sales system.

                              Franchise Enhancement

- Acquisition of a successful $1.6 billion community bank that has an operating philosophy and core values very similar to those of BB&T.
- Moves BB&T from the number six market share position in economically attractive Central Maryland to the number one position with a 20.8% market share.*
-   Improves BB&T's market presence in the strategically important
    Metro DC area.
- Provides BB&T's insurance agency network with a market leader position in Frederick, Maryland, and two additional agency locations, one in the Baltimore suburb of Pikesville and one in Carroll County.

* Based on June 30, 1999 Deposit Information.

                             Efficiency Improvement

                          Targeted Annual Cost Savings
                          ----------------------------

                         $16.5 million or approximately
                          35.0% of FCNB's expense base

                      Assumes closing of 8 of 34 locations
                            or 23% of FCNB's branches

                                One-Time Charges

                        After-tax merger-related charges
                                 $22.5 million

                                Branch Locations

        [Map showing location of both existing and pending BB&T branches throughout MD, VA, WV, KY, NC, SC and GA inserted here]

                                Branch Locations

               [Map showing location of FCNB branches throughout
                          MD, VA and DC inserted here]

                             Market Characteristics

          [Graphic of State of Maryland with Metro Washington DC region indicated by two concentric circles inserted on left side of slide]

- Maryland has the 2nd highest median household income and 5th highest per capita personal income in the U.S.
-   Maryland is the 5th most densely populated state in the U.S.
- Maryland has an advanced high tech industrial base concentrated in biotechnology, telecommunications, and computer science.
- Maryland has the highest concentration of federal research and development facilities in the nation.

                             Market Characteristics

          [Graphic of State of Maryland with Metro Washington DC region indicated by two concentric circles inserted on left side of slide]

- With 5 million residents, the Metro DC market is the nation's 5th largest MSA.
- Metro DC is the nation's leader in per capita income; 44.2% above the national average.
-    Total employment in Metro DC is projected to expand 19.9% (1993-2005).
- The Washington-Baltimore CMSA is the nation's 4th largest CMSA and contains 90% of Maryland's population.

                            BB&T Investment Criteria

-        EPS and Cash Basis EPS (accretive by year 2)
-        Internal rate of return (15% or better)
-        Return on equity and Cash Basis ROE (accretive by year 3)
-        Return on assets and Cash Basis ROA (accretive by year 3)
-        Book value per share (accretive by year 5)
-        Must not cause combined leverage capital ratio to go below 7%

Criteria are listed in order of importance. There are sometimes trade-offs among criteria.

                                   Assumptions

- BB&T's 2000 and 2001 EPS are based on the First Call estimates of $2.17 and $2.47 and subsequent years are based on 12% income statement and balance sheet growth.
- FCNB's 2000 EPS is based on the First Call estimate of $1.19 and subsequent years are based on 12% income statement and balance sheet growth except for the enhancements cited below.
-   35% annual cost savings ($16.5 million) fully realized in the first
    12 months of operations following conversion.
- FCNB's core net interest margin (non-FTE) is incrementally increased over years 2-6 from a projected 3.46% in 2001 to 4.20% in 2006 and held constant thereafter.
- FCNB's noninterest income is grown at approximately 18% in years 1-5 and then grown at 12% in the remaining periods.
- FCNB's net charge-off rate for loan losses is raised to 0.28% in 2001, 0.35% in 2002 and is held constant thereafter.
- FCNB's loan loss allowance is raised to 1.30% to match BB&T's reserve philosophy.
- Depending upon economic conditions, FCNB may choose, premerger, to restructure their bond portfolio. Any benefit that may be derived from this restructuring has not been included in our projections.

                            Earnings Per Share Impact

                          Accretion                 Accretion
                          (Dilution)   Pro Forma    (Dilution)
            Pro Forma     Pro Forma    Cash Basis   Pro Forma
               EPS          Shares        EPS        Shares
            ---------     ---------    ----------   ----------
2001*          $2.47        $0.00        $2.61       $0.00
2002            2.77         0.01        2.91         0.01
2003            3.11         0.02        3.25         0.02
2004            3.50         0.03        3.63         0.03
2005            3.93         0.05        4.06         0.05
2006            4.40         0.06        4.54         0.06
2007            4.93         0.07        5.07         0.07
2008            5.52         0.08        5.66         0.07
2009            6.19         0.09        6.32         0.08
2010            6.93         0.10        7.07         0.09

Internal rate of return     23.70%
                            ------

* Recurring earnings

                                   ROE Impact 1

                                       Pro Forma
             Pro Forma                 Cash Basis
              ROE (%)      Change        ROE (%)     Change
              -------      ------        -------     ------
2001 2         21.66        0.11          26.38       0.08
2002           21.88        0.14          25.78       0.12
2003           21.42        0.16          24.46       0.14
2004           20.96        0.17          23.34       0.15
2005           20.55        0.19          22.42       0.17

1 The decrease in ROE results from the build up in equity relative to assets.
  If consistent with attaining and maintaining a leverage capital ratio of at least 7%, BB&T may choose to leverage the balance sheet further through future purchase acquisitions.

2 Recurring earnings

                                   ROA Impact

                                      Pro Forma
              Pro Forma               Cash Basis
               ROA (%)       Change     ROA (%)       Change
               -------       ------     -------       ------
2001*           1.64        (0.01)        1.75        (0.01)
2002            1.65        (0.00)        1.74        (0.01)
2003            1.65         0.00         1.74        (0.00)
2004            1.66         0.00         1.73         0.00
2005            1.67         0.01         1.73         0.01

* Recurring earnings

                            Book Value/Capital Impact

                    Pro Forma
               Book Value Per Share
              ----------------------   Pro Forma
                          Accretion     Leverage     Accretion
               Stated     (Dilution)      Ratio      (Dilution)
               ------     ----------     -------     ----------
2001           $11.96      $(0.04)        7.21%         0.00
2002            13.71       (0.02)        7.55          0.00
2003            15.73       (0.00)        7.88          0.00
2004            18.04        0.03         8.19          0.01
2005            20.64        0.08         8.46          0.02
2006            23.56        0.14         8.70          0.03
2007            26.83        0.20         8.91          0.04
2008            30.49        0.28         9.09          0.04
2009            34.60        0.37         9.25          0.05
2010            39.19        0.46         9.38          0.06

                                     Summary

-   The acquisition of FCNB Corp is a strong strategic fit:
    - Significantly improves our existing franchise in Central Maryland with a resulting market share percentage of 20.8%.
    - It helps accomplish our goal of expanding and strengthening our position in the Metro DC market.
    -   It fits culturally and geographically.
-   Overall Investment Criteria are met:
    -   EPS and Cash Basis EPS accretive in year 1
    -   IRR 23.70%
    -   ROE and Cash ROE accretive in year 1
    -   ROA accretive in year 3 and Cash ROA accretive in year 4
    -   Book value accretive in year 4
    -   Combined leverage ratio remains above 7%

                                    Appendix

-        Historical Financial Data
-        Glossary


FCNB Corp
Financial Summary

                                                1997         1998          1999       6/30/00 YTD
                                           ----------------------------------------------------------
Earnings Summary  (In thousands)
Interest Income (FTE)
Interest on loans & leases ................   $  64,824    $  71,131    $  75,100    $  40,807
Interest & dividends on securities ........      16,977       22,092       27,616       14,841
Interest on temporary investments .........       1,332        1,802        1,398          717
                                              ---------    ---------    ---------    ---------
    Total interest income (FTE) ...........      83,133       95,025      104,114       56,365
                                              ---------    ---------    ---------    ---------

Interest Expense
Interest expense on deposit accounts ......      29,424       33,175       34,518       19,171
Interest on short-term borrowings .........       9,757       13,151       15,974       10,024
Interest on long-term debt ................         257        1,527        3,378        1,689
                                              ---------    ---------    ---------    ---------
    Total interest expense ................      39,438       47,853       53,870       30,884
                                              ---------    ---------    ---------    ---------

Net interest income (FTE) .................      43,695       47,172       50,244       25,481
     Less taxable equivalency adjustment ..         273          385          391          164
                                              ---------    ---------    ---------    ---------
Net interest income .......................      43,422       46,787       49,853       25,317
Provision for loan losses .................       1,809        2,097        2,110          950
                                              ---------    ---------    ---------    ---------
Net interest income after provision .......      41,613       44,690       47,743       24,367
                                              ---------    ---------    ---------    ---------

Noninterest Income
Service charges on deposit accounts .......       3,763        4,617        5,544        2,936
Non-deposit fees and commissions ..........       5,668        5,332        5,999        3,250
G / (L) on sale of real estate & securities       1,076        2,271        1,798          425
Other operating income ....................       2,472        4,872        5,743        2,885
                                              ---------    ---------    ---------    ---------
    Total noninterest income ..............      12,979       17,092       19,084        9,496
                                              ---------    ---------    ---------    ---------

Noninterest Expense
Personnel .................................      20,353       23,553       25,603       13,256
Occupancy & equipment .....................       6,972        8,574        9,852        4,913
FDIC premiums .............................         403          690          387          105
Other operating expenses ..................       9,529       10,233       10,885        5,270
                                              ---------    ---------    ---------    ---------
    Total noninterest expense .............      37,257       43,050       46,727       23,544
                                              ---------    ---------    ---------    ---------

Net income before taxes ...................      17,335       18,732       20,100       10,319
Income taxes ..............................       5,882        6,145        6,580        3,280
                                              ---------    ---------    ---------    ---------
Net income before nonrecurring charges ....      11,453       12,587       13,520        7,039
                                              ---------    ---------    ---------    ---------
Nonrecurring charges * ....................        (285)      (3,161)      (3,091)         (26)
                                              ---------    ---------    ---------    ---------
    Net income ............................   $  11,168    $   9,426    $  10,429    $   7,013
                                              =========    =========    =========    =========

Basic EPS .................................   $    0.97    $    0.82    $    0.89    $    0.59
Diluted EPS ...............................        0.95         0.79         0.87         0.59
Diluted EPS before nonrecurring charges ...        0.97         1.06         1.13         0.59

Book value ................................   $    8.32    $    8.52    $    7.53    $    7.45

EOP shares ................................      11,572       11,599       11,924       11,925
Basic shares ..............................      11,497       11,561       11,720       11,925
Diluted shares ............................      11,738       11,871       11,954       11,950

*  Nonrecurring charges from merger-related expenses.

                                     32

FCNB Corp
Financial Summary

                                             1997           1998          1999       6/30/00 YTD
                                      ------------------------------------------------------------------
Average Balance Sheet (In thousands)
Assets
Loans ..................................   $  698,966    $  779,389    $  855,623    $  934,397
Securities .............................      261,095       343,361       441,821       465,654
Other earning assets ...................       24,735        31,978        26,684        23,455
                                           ----------    ----------    ----------    ----------
    Total interest-earning assets ......      984,796     1,154,728     1,324,128     1,423,506
                                           ----------    ----------    ----------    ----------

Goodwill & other intangibles ...........         --            --           3,625         5,444
Other assets ...........................       79,547       100,889       102,099        89,291
                                           ----------    ----------    ----------    ----------
    Total assets .......................   $1,064,343    $1,255,617    $1,429,852    $1,518,241
                                           ==========    ==========    ==========    ==========

Net interest margin ....................         4.44%         4.09%         3.79%         3.58%



Liabilities & Shareholders' Equity
Interest-bearing deposits:
Money Market & NOW .....................   $  185,696    $  223,765    $  255,801    $  273,592
Savings ................................       93,827        92,874       111,850       127,010
CD's and other time ....................      399,168       436,283       453,225       469,458
                                           ----------    ----------    ----------    ----------
    Total interest-bearing deposits ....      678,691       752,922       820,876       870,060
Short-term borrowed funds ..............      179,001       246,772       309,218       343,609
Long-term debt .........................         --          18,069        40,250        40,250
                                           ----------    ----------    ----------    ----------
    Total interest-bearing liabilities .      857,692     1,017,763     1,170,344     1,253,919

Demand deposits ........................      108,417       127,193       151,229       163,947
Other liabilities ......................        8,622        11,213        14,705        14,601
                                           ----------    ----------    ----------    ----------
    Total liabilities ..................      974,731     1,156,169     1,336,278     1,432,467
                                           ----------    ----------    ----------    ----------

Common equity ..........................       89,612        99,448        93,574        85,774
                                           ----------    ----------    ----------    ----------
    Total equity .......................       89,612        99,448        93,574        85,774
                                           ----------    ----------    ----------    ----------

                                           ----------    ----------    ----------    ----------
Total liabilities & shareholders' equity   $1,064,343    $1,255,617    $1,429,852    $1,518,241
                                           ==========    ==========    ==========    ==========

                                       33


FCNB Corp
Financial Summary


                                                      1997             1998             1999            6/30/00 YTD
                                                 ------------------------------------------------------------------
Ratio Analysis

ROA                                                     1.08%            1.00%             0.95%             0.93%
ROCE                                                   12.78%           12.66%            14.45%            16.41%
Efficiency ratio                                        67.0%            69.4%             69.2%             68.5%
Adj. noninterest income / Adj. revenues                 21.4%            23.9%             25.6%             26.4%
Average equity / Average assets                          8.4%             7.9%              6.5%              5.6%

Credit Quality
(In thousands)
Beginning                                          $   6,816       $    7,611       $     8,237       $    10,043
                                                 -------------    -------------    --------------    --------------
Provision                                              1,809            2,097             2,110               950
Allowance adjustment                                       -                -             2,898  (1)            -
Net charge-offs                                       (1,014)          (1,471)           (3,202) (2)       (1,702)
                                                 -------------    -------------    --------------    --------------
Ending allowance                                   $   7,611       $    8,237       $    10,043        $    9,291
                                                 -------------    -------------    --------------    --------------


Allowance                                               1.02%            1.01%             1.11%             0.95%
Charge-off rate                                         0.15%            0.19%             0.38%             0.18%

Period end loans & leases                          $  749,273      $  818,061       $   903,072        $  979,079

Period end common equity                           $   96,236      $   98,855       $    89,765        $   88,825

(1) Provision adjustment of $2.9 million attributable to the acquisition of First Frederick.
(2) $1.5 million attributable to the acquisition of First Frederick.


                                                                              34


                                    Glossary

Return on Assets - recurring earnings for the period as a percentage of average assets for the period.

Return on Equity - recurring earnings for the period as a percentage of average common equity for the period.

Cash Basis Performance Results and Ratios - These calculations exclude the effect on net income of amortization expense applicable to certain intangible assets. The ratios also exclude the effect of the unamortized balances of these intangibles from assets and equity.

Efficiency Ratio - calculated as recurring noninterest expense as a percentage of the sum of recurring net interest income on a fully taxable equivalent basis and recurring noninterest income.

Leverage Capital Ratio - Common shareholders' equity excluding unrealized securities gains and losses and certain intangible assets as a percentage of average assets for the most recent quarter less certain intangible assets.

Total Risk-Based Capital Ratio - The sum of shareholders' equity, a qualifying portion of subordinated debt and a qualifying portion of the allowance for loan and lease losses as a percentage of risk-weighted assets.

Net Charge-Off Ratio - Loan losses net of recoveries as a percentage of average loans and leases.

Internal Rate of Return - The interest rate that equates the present value of future returns to the investment outlay. An investment is considered acceptable if its IRR exceeds the required return. The investment is defined as the market value of the stock and/or other consideration to be received by the selling shareholders.

Recurring   Results  or  Ratios  -  earnings   excluding  charges  and  expenses
principally related to completing mergers and acquisitions.

Certain of the ratios discussed above may be annualized if the applicable periods are less than a full year.


                                                                              35